February 7, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington,	D.C. 20549

Re:	Morton’s Restaurant Group, Inc.
Registration Statement on Form S-1
File No. 333-130072

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Morton’s Restaurant Group, Inc. (the “Company”) for acceleration of the effective date of the above-referenced registration statement relating to the Company’s offering of shares of its common stock so that such registration statement is declared effective at 10:00 a.m. (Washington, D.C. time) on February 8, 2006, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that the preliminary prospectus dated January 23, 2006 prepared by the Company in connection with the offering referred to above was distributed as follows:

	5,770 copies	to	Underwriters (includes 5 underwriters and their respective sales force representatives)

	2,246 copies	to	Institutions

	398 copies	to	Others

Total:	8,411 copies

Sincerely yours,

WACHOVIA CAPITAL MARKETS, LLC

As Representative of the several Underwriters

By:     /s/ David Herman

Name: David Herman

Title:   Director